QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

AGNICO-EAGLE CLOSES OFFERING OF COMMON SHARES

TORONTO, June 13, 2006 — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced that it has closed its US$250 million public offering of 8,455,000 common shares in Canada and the United States. The net proceeds of the offering, estimated at US$237.6 million, will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development of Agnico-Eagle's other projects and for general corporate purposes, including possible acquisitions.

The lead manager of the underwriting syndicate was Merrill Lynch Canada Inc. Co-managers were UBS Securities Canada Inc., National Bank Financial Inc., Orion Securities Inc. TD Securities Inc., Scotia Capital Inc., Sprott Securities Inc., Blackmont Capital Inc., CIBC World Markets Inc., Citigroup Global Markets Inc., Paradigm Capital Inc., Raymond James Ltd. and Canaccord Capital Corporation. Agnico-Eagle has granted the underwriters an option to purchase up to 1,268,250 additional common shares at US$29.57 or C$32.87 per share prior to July 7, 2006 to cover over-allotments.

A copy of the prospectus supplement and shelf prospectus in respect of this offering is available from Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at June 13, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, or "forward-looking information" under provisions of Canadian provincial securities laws. When used in this document, the words "expect", "will" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding expectations as to the use of net proceeds of the offering. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results and final decisions to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see the Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

QuickLinks

AGNICO-EAGLE CLOSES OFFERING OF COMMON SHARES